RUSSELL COLMAN
Non-Executive Chairman – VAMPR GROUP

In 2002 Russell established a strategic risk management and software development company servicing the energy sectors. He was able to grow this company to a point where this business was successfully sold to a major international company in 2014.

These days Russell holds directorships in several private sector technology development companies, providing strategic business development advice as required.

Prior to this Russell spent over a decade consulting on risk-managed business development. His clients included Woodside Energy, Origin Energy Resources, Carbon Store Australia, Shell Refining, BHP-Billiton, Caltex Refining, Mobil, and Esso-BHP. During this time he also consulted to the Fairfax Media Group on the potential impacts of the internet and social media on the Fairfax media businesses.

During this period Russell was also a part-time Adjunct Faculty Member at the Monash MtEliza Business School presenting a full-credit MBA course on 'Managing Uncertainty'.

Leading in to these independent roles he had previously worked as a Research and Development Manager for various companies and research institutions including Fletcher Challenge, the Australian Institute of Marine Science, and the University of Melbourne.

Russell holds degrees B.Eng., M.Sc, and has completed business development programs at INSEAD (Fontainebleau), Strategic Decisions Group (Menlo Park) and Global Business Network (San Francisco).